VIA EDGAR AND EMAIL

December 15, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attn: Wilson K. Lee, Senior Staff Accountant

Re:	NorthStar/RXR New York Metro Real Estate, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 9, 2016
File No. 333-200617

Dear Mr. Lee:

This letter sets forth below the responses of NorthStar/RXR New York Metro Real Estate, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated December 2, 2016 (the “Letter”), with respect to the Company’s Form 10-Q for period ended September 30, 2016 filed on November 14, 2016.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s periodic filings under the Securities Exchange Act of 1934, as amended.

Form 10-Q for the period ended September 30, 2016

Note 3 – Investment in Unconsolidated Venture, page 16

Comment No. 1

Given the significance your investment in unconsolidated venture at fair value is to your balance sheet, please expand future quarterly disclosures to include summarized financial information for your investment pursuant to Rule 4-08(g) of Regulation S-X. Future annual reports should include separate financial statements pursuant to Rule 3-09 of Regulation S-X. Please note that such requirements apply to investments accounted for using the fair value option.

Response to Comment No. 1

Mr. Wilson Lee
File No. 333-200617

The Company notes the Staff’s comment and advises the Staff that the investment in unconsolidated venture at fair value represents a minor (less than 1%) indirect interest in 1285 Avenue of the Americas and is accounted for as a cost method investment, pursuant to ASC 323-30-S99-1, for which the Company has elected the fair value option.

Rule 4-08(g) and Rule 3-09 of Regulation S-X require disclosures for equity method investments which would have been accounted for under the equity method had the fair value option not been elected by the Company. The Company believes that its current disclosure in Note 3 – Investment in Unconsolidated Venture complies with these regulations as this investment was accounted for under the cost method of accounting for which the Company has elected the fair value option.

Comment No. 2

Please expand your disclosures to include background information related to the unconsolidated venture such as ownership structure and nature of its business. Your disclosures should outline the name of each significant material investee and percentage of ownership within the venture for them and yourself.

Response to Comment No. 2

The Company notes the Staff’s comment and advises the Staff that the investment in unconsolidated venture at fair value represents a minor (less than 1%) indirect interest through a joint venture which owns a Class-A office property, 1285 Avenue of the Americas, located in midtown Manhattan and the remainder of the building is owned by institutional investors and funds affiliated with our sub-advisor. As discussed in the Company’s response to comment No. 1 above, the investment in unconsolidated venture is accounted for under the cost method of accounting for which the Company has elected the fair value option. The Company believes that the disclosure requirement to name each significant material investee and percentage of ownership within the venture for them and yourself is for investments accounted under the equity method of accounting in accordance with ASC 323-10 and not the cost method of accounting.

Comment No. 3

Pursuant to amounts reflected within your statement of cash flows on page 8, we note that you invested $1.9 million in investments in unconsolidated ventures. Alternatively, elsewhere we note that your proportionate share of the gross costs of the underlying real estate for your investment in unconsolidated venture is $4.9 million. Please explain the facts and circumstances that contribute to such difference and reconcile such amounts within your response.

Response to Comment No. 3

The Company notes the Staff’s comment and advises the Staff that the references to $1.9 million and $4.9 million respectively represent the Company’s equity invested in the

Mr. Wilson Lee
File No. 333-200617

unconsolidated venture and proportionate share of the underlying gross asset value. The difference of $3.0 million is primarily attributable to the Company’s proportionate share of the debt obtained to finance the gross purchase price, and also includes deferred costs and other assets of the underlying real estate.

Summary of Fees and Reimbursements, page 19

Comment No. 4

In future Exchange Act periodic reports, please update your fees and reimbursements disclosure to include the following: (1) fees actually paid (broken out by offering, acquisition, operating, etc.) and the aggregate amount accrued but unpaid, and (2) reimbursements actually paid to the Advisor Entities or their affiliates, and any amount accrued but unpaid.

Response to Comment No. 4

The Company notes the Staff’s comment and advises the Staff that the Company will update the Company’s fees and reimbursements disclosure to include fees and reimbursements actually paid to the Advisor Entities or their affiliates in future periodic reports. The Company advises the Staff that the current disclosure includes fees and reimbursements broken out by offering, acquisition, operation, etc. for any amount accrued but unpaid.

Note 6 – Stockholders’ Equity

Distributions, pages 20 – 21

Comment No. 5

Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Response to Comment No. 5

The Company notes the Staff’s comment and advises the Staff that the Company will disclose the tax status of distribution per unit pursuant to Rule 3-15(c) of Regulation S-X in the Company’s future annual Form 10-K filings.

Note 8 – Fair Value

Comment No. 6

We note that you utilize NAV to determine fair value of your unconsolidated venture as a practical expedient and therefore do not present your investment within the fair value hierarchy. Please clarify how you evaluated the guidance in paragraphs

Mr. Wilson Lee
File No. 333-200617

820-10-15-4 and 5 of the Financial Accounting Standards Codification (ASC) in determining that your investment falls within the scope of such guidance. Your response should discuss details about the investment specifically its application of the guidance within Topic 946 of the ASC. Alternatively, please cite the specific guidance within the ASC that supports your accounting treatment.

Response to Comment No. 6

The Company notes the Staff’s comment and advises the Staff that the Company evaluated the guidance in ASC 820-10-15-4 and 5 and determined that the investment in 1285 Avenue of the Americas falls within the scope of this guidance as:

a)
The investment does not have a readily determinable fair value. There is no liquid market where bid/ask quotations are available on a registered exchange for the Company’s equity ownership in the investment company through which the Company is investing.

b)	The investment is an investment company within the scope of Topic 946.

The investee calculates NAV consistent with the measurement principles of ASC 946 and reports it to the Company. The entity through which the Company is investing in 1285 Avenue of the Americas was determined to be an investment company as it possesses the fundamental and typical characteristics of an investment company as outlined in the guidance. The fundamental characteristics include: obtaining funds from one or more investors, providing investment management services and committing to its investors that its investing activities are solely for capital appreciation, investment income or both. The entity through which the Company is investing in 1285 Avenue of the Americas has met all of the fundamental characteristics. The general partner of the investment company provides the Company with investment management services. The partnership agreement of the investment company provides specific instructions for the allocation/distribution of profits and losses. The typical characteristics of an investment company include more than one investment held, more than one investor, investors are not related parties of the parent or the investment manager, has ownership interests in the form of equity or partnership interests and manages substantially all of its investments on a fair value basis. ASC 946-10-55-15-8 states that if an entity does not possess one or more of the typical characteristics, it shall apply judgement to determine if its activities are consistent with that of an investment company. To date, there is only one investment held within the entity through which the Company is invested. ASC 946-10-55-14 states that holding a single investment does not preclude such entity from being an investment company if it was established to pool investors’ funds to invest in a single investment when that investment is unobtainable by individual investors. Therefore, the Company determined the entity to be an investment company within the scope of ASC 946.

Comment No. 7

Mr. Wilson Lee
File No. 333-200617

Please revise disclosures in future periodic filings to include the disclosure requirements outlined within paragraph 820-10-50-6A of the ASC.

Response to Comment No. 7

The Company notes the Staff’s comment and advises the Staff that the Company will revise disclosures in future periodic filings to include the disclosure requirements outlined within paragraph 820-10-50-6A of the ASC.

As requested in your letter, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you should have any questions concerning these responses, pleased contact the undersigned at (212) 287-2119.

Sincerely,

/s/ Frank V. Saracino

Frank V. Saracino
Chief Financial Officer and
Treasurer